UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

Legion M Entertainment, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1996711
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Legion M Entertainment, Inc. 1801 Century Park East, 24th Floor Los Angeles, CA 90067

(Full mailing address of principal executive offices)

833-534-4666

(Issuer’s telephone number, including area code)

In this report, the term “Legion M,” “the Company” or “we” or refers to Legion M Entertainment, Inc. a Delaware corporation and its subsidiary on a consolidated basis. The term “MDFZ” refers to MDFZ, LLC a wholly owned subsidiary of the company.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Legion M was incorporated in Delaware on March 4, 2016, as a C corporation. We are an entertainment company that partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, comic books, and more.

At this stage in Legion M’s development, we are primarily focused on growth of our community and our capabilities. The revenue, margins, and profits of our business are important, but in many cases are not our primary considerations. We are frequently willing to take on projects or initiatives that sacrifice short-term gains (or have high risk of short-term losses) in pursuit of projects and initiatives we believe could lead to significant long-term value. As a result of this fact, along with the variety of business models we employ and the inherent “lumpiness” of entertainment project revenue, we expect Legion M’s revenue, margins, and sources of revenue to be volatile from year to year.

Note that our consolidated financial statements include the assets, liabilities, and expenses of two feature films for which Legion M is the rightsholder (William Shatner: My Name is Bill, and My Dead Friend Zoe). The rights to My Dead Friend Zoe are held through a subsidiary, MDFZ, LLC (“MDFZ”), a limited liability company formed on April 28, 2023 under the laws of California for the purpose of producing the film, and the rights to William Shatner: My Name is Bill are held directly by the Company. For more information, please see “Liquidity and Capital Resources” below.

Going Concern Statement

Legion M is not yet profitable, which means that we rely upon funds from investors (along with any gross profits we make from our business) to pay for our operations. This is common for most startups, and the reason startups like Legion M raise money. Over time we hope to grow our revenue and manage our spending to become profitable, but until that happens our ability to stay in business is reliant upon our ability to raise money from investors.

As described in Note 2 to our financial statements, the accompanying financial statements have been prepared on a “going concern” basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,180,638 and $1,220,749 for the six-month periods ended June 30, 2024 (“Interim 2024”) and June 30, 2023 (“Interim 2023”) respectively. The Company has an accumulated deficit of $21,238,115 as of June 30, 2024. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.

The purpose of this “Going Concern” statements is to alert investors to the fact that the Company does not have enough cash on hand to fund operations for the next 12 months. As such, the Company’s ability to stay in business (i.e., remain a “going concern”) relies on our ability to raise more money from investors. While the Company has successfully managed our fundraising, revenue, and spending to remain a going concern for the past 8 years, there is no guarantee we’ll be able to do so in the future.

Operating Results

Our revenue for the six months ended June 30, 2024 was $684,115, a 1% increase over our revenue of $678,993 during six months ended June 30, 2023.

Our primary source of revenue in Interim 2024 was proceeds from the theatrical release of the feature film William Shatner: You Can Call Me Bill. Our primary source of revenue in Interim 2023 was distribution fees for the 20th Anniversary Screening of The Lord of the Rings: The Return of the King.

Approximately $93,000 (about 14%) of our interim period June 30, 2024 revenue came from consumer products, which includes revenue (if any) earned from (i) sales and shipping of merchandise (shirts, pins, etc.) and media (i.e. DVD’s, comic books, etc.) we sold directly to consumers and (ii) royalties earned from 3rd party merchandise licensors (collectively, “Consumer Products”). In Interim 2023, Consumer Products were responsible for approximately $142,000 (about 21%) of Legion M’s total revenue. The decrease in Consumer Produces revenue from Interim 2023 to Interim 2024 was due to a lack of major merchandise releases during Interim 2024.

As noted above, due to the stage of Legion M’s development and the inherent “lumpiness” of revenue associated with entertainment projects, we expect our revenue and sources of revenue to fluctuate from period to period.

Costs of net revenue during the six months ended June 30, 2024 was $790,621, a 107% increase compared to $381,580 costs of net revenue during six months ended June 30, 2023. The increase in costs of net revenue was primarily due to distribution costs associated with the release of William Shatner:You Can Call Me Bill. Accordingly, we had a gross loss of $106,506 in interim June 30, 2024 compared with gross profit of $297,413 in interim June 30, 2023. Note that it’s not uncommon for movies to lose money during their theatrical release, as that is when most marketing expenses for a film are incurrecd. While William Shatner: You Can Call Me Bill is the first film that Legion M has released in which we own the rights to the movie (and as such are responsible for all the costs and revenues associated with the release), over time we hope to recoup our marketing investment in William Shatner: You Can Call Me Bill through revenue from other release windows (e.g. DVD, rentals, streaming, etc). As stated above, at this stage in the company’s development we expect our revenue and margins to be volatile as we release new projects and develop new revenue streams.

For the six months ended June 30, 2024, operating expenses decreased to $1,083,859 from the six months ended June 30, 2023 operating expenses of $1,515,349, a 28% decrease. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g., legal, accounting, etc.), travel expenses, general and administrative, and depreciation. The decrease in operating expenses was primarily driven by (i) a 22% reduction (totaling $118,550) in compensation as a result of reduced headcount as Legion M transitioned away from development and focused on cost-cutting measures and (ii) a 55% reduction (totaling $402,876) in sales and marketing due to normal fluctuations in fundraising marketing that resulted in less marketing spend during the reporting period.

Legion M follows Generally Accepted Accounting Principles (“GAAP”) standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the “Investments in productions” included on our Balance Sheet based on the current market conditions and past performance of each project. During the six months ended June 30, 2024 we had $76,099 in asset impairments (compared to $0 in Interim 2023) related to changes in expected returns from 2 different projects.

As of June 30, 2024 and December 31, 2023 we had $4,449,298 and $4,366,271 in capitalized “Investments in productions, net” on our balance sheet, of which $3,485,395 and $3,395,987 relates to MDFZ respectively.

These capitalized costs represent “bets we still have on the table.” It’s impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades. In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

Other income (expense) relates primarily to interest expense and interest income. Other income (expense) was $9,727 and ($2,813) for the six months ended June 30, 2024 and 2023, respectively.

As a result of the foregoing factors, as well as other expenses, our net loss for the six months ended June 30, 2024 was $1,180,638, a 3% decrease compared to our net loss of $1,220,749 during the six months ended June 30, 2023.

LIQUIDITY AND CAPITAL RESOURCES

Film Projects

As of June 30, 2024, our consolidated financial statements include the assets, liabilities, and expenses of all our projects, including two feature films for which Legion M is the rightsholder:

William Shatner: You Can Call Me Bill was financed using via an agreement that gives investors in the film rights related to the revenue it generates. For more information, please see our Note 4 in the interim financial statements. The film’s assets, liabilities, and expenses are included in Legion M’s financial statements.

My Dead Friend Zoe is owned by Legion M via a wholly owned subsidiary, MDFZ, LLC (“MDFZ”) For more information, please see Note 5 in the interim financial statements. The financial statements of Legion M and MDFZ are consolidated.

We have utilized equity crowdfunding for the financing of both of these films. As of June 30, 2024, there are no payments due to investors under either revenue share agreement. See the Note 4 and Note 5 in the interim financial statements for further details.

Liquidity and Capital Resources

As of June 30, 2024, Legion M had the following funds on hand:

Funds held by Legion M Entertainment, Inc.	$191,545
Funds held by MDFZ, LLC	$120,775
TOTAL	$312,320

In June 2023, MDFZ, LLC secured $1,500,000 in short-term debt, which was fully repaid by October 2023. A total of $1,620,000 was repaid, including $120,000 in interest.

As of June 30, 2024, we do not currently have any other loans aside from our Economic Injury Disaster Loan. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from a corporate American Express credit card.

In October 2022, Legion M launched our 9th round of equity crowdfunding. As of June 30, 2024, this round has raised over $5 million from more than 17,000 investors.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the company. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We’ve had multiple successful rounds of equity crowdfunding so far, but that does not guarantee that future rounds will also be successful. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

MANAGEMENT EVALUATION OF OPERATING RESULTS

Key Performance Metrics

At this stage in Legion M’s development, our focus is growth. We consider three primary metrics when evaluating projects and initiatives.

●	Growth - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, the ability of any project or initiative to help us grow the Legion is one of the most important considerations.

●	Strategic Benefit - Each project Legion M completes becomes a stepping-stone to the next. We actively seek projects and initiatives that allow us to “level up” by forming strategic relationships and developing new capabilities that create long-term value for the Company.

●	Revenue - Like any other company, the goal of Legion M is to make money. Financial success is the key to the long-term viability and success of our Company. As such, the potential for financial return is an important consideration when we evaluate projects. That said, at these early stages of the company’s development we are often willing to forgo short-term revenue when we believe the growth or strategic benefit of a project or initiative will provide greater long-term value for the company.

Effects of Scale on Legion M Projects

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It’s important to note that at this stage in our development, the financial investments we make in projects are often relatively small in relation to the amount of time we spend on them. However, it’s also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

●	Legion M makes an investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to host opening weekend meetups around the country, which cost us $5,000 worth of man hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, we’ve invested $115,000 in the project.

●	The film is released and provides Legion M a 15% ROI on our $100,000 investment. When the final numbers are tallied, we invested $115,000 and received $115,000 in return, making the project break-even.

While the example above is both fictional and simplified, it is representative of some of the deals Legion M has previously engaged in. We provide it to illustrate a point we believe is important to keep in mind when evaluating our company at this stage:

●	As we grow, we expect the amount of money we invest in projects to get larger, whereas we expect the time we spend supporting them to stay relatively fixed (or in some cases go down due to the development of processes and infrastructure).

●	In the example above, if we’d invested $1 million in the film instead of $100,000 and spent the same amount of money on time, travel, legal, etc. we’d end up with $135,000 in net profit instead of break-even. As we grow our investor base and have more access to capital, we hope to be able to take larger positions in projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.

●	As we’ve grown, we’ve been able to “level up” to new positions and roles within projects. For example, when we were just getting started, making investments in other people’s movies was one of the only options available to us. As our community has grown and we’ve been able to demonstrate our capabilities, we’ve been able to negotiate better terms and positions. Today, we’ve leveled up to the point where we are producing and releasing our own projects, which increases Legion M’s responsibility for production and distribution of the project and has the potential to dramatically increase the amount of revenue we could recognize from each project.

While the example above is related to a film investment business model, most business models Legion M has engaged in scale in similar ways. For example:

●	Producers’ fees received for producing a film typically scale with the budget of the film.

●	Distribution revenue (and fees) typically scale according to the size and Prints & Advertising (“P&A”) budget of the release

●	Consumer products and licensing revenue generally scales with the size of the intellectual property (“IP”) involved.

In short, while our financial position to date has limited Legion M’s activities to relatively small (by Hollywood standards) independent films, our hope is that over time we’ll be able to scale our activities to larger and larger projects. We view many of the projects we’ve engaged in to date as experiments that allowed us to better understand how we can leverage the power of our community to improve our chances of success. We expect some of our projects will be financially successful and others will not, but over time we hope to grow the Legion and continue to “level up” to bigger and better opportunities. Today, while our investments are relatively small, we believe the financial success of the project is often secondary to the other benefits it may provide.

Traction and Milestones

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the Company in 2016, it was little more than an idea. Since then, we have leveled-up to become a movie studio with a demonstrated ability to finance, produce, and distribute critically acclaimed films. We believe we have built a foundation that proves (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

●	One of the most successful equity crowdfunded companies in JOBS Act history, with over 45,000 investors (as of June 30, 2024) and over $20 million raised.

●	Demonstrated ability to build a community, with more than 150,000 combined investors/members/followers.

●	Demonstrated ability to generate revenue: Legion M has earned over $5 million in revenue to date.

●	Demonstrated ability to develop, package, finance, and produce movies (see The Man in the White Van, You Can Call Me Bill, and My Dead Friend Zoe in the “Active Projects” section).

●	Demonstrated ability to theatrically release films: Legion M’s first theatrical release William Shatner: You Can Call Me Bill was seen on over 500 screens across the country.
●	Demonstrated ability to work with top tier talent, including Morgan Freeman, Ed Harris, Anne Hathaway, Nicolas Cage, Stan Lee, Kevin Smith, Jason Sudeikis, William Shatner, Ed Harris, Sonequa Martin-Green, Natalie Morales, Joe Manganiello, Sunita Mani, Sean Astin, Ali Larter, Simon Pegg, Minnie Driver, Christopher Lloyd, and more.

●	Demonstrated ability to partner with top tier entertainment companies, including NEON, Bleecker Street, Searchlight, Warner Brothers, Fathom Events, CAA, Nederlander Worldwide Productions, and more.

●	Powerful advisory board of industry luminaries including legendary actor/producer/writer William Shatner, billion dollar producer Dean Devlin (Stargate, Independence Day, “Leverage,” “The Librarians”), renowned author Eric Ries (The Lean Startup), legendary movie critic Leonard Maltin (“Entertainment Tonight”), Actor/Producer/Director Bill Duke (Commando, Predator, X-Men: The Last Stand) and current/former executives and creatives from Netflix, Sony, Lucasfilm, Epic Games, MGM, NEON, Alamo Drafthouse, Comedy Central, Walt Disney Imagineering, Universal Studios, Paramount, Nerdist, Trailer Park, Endgame Entertainment, Meltdown Comics, NTWRK, POW!, Audible, Fangoria, & more.

●	Diversified revenue streams with demonstrated ability to generate revenue from multiple business models, including development, financing, production, distribution, marketing, consumer products, licensing, sponsorships and live events.

●	Demonstrated ability to activate fans, with hundreds of volunteer meetups all over the country to support the opening of our films and social media campaigns with tens and even hundreds of thousands of likes, comments, and shares.

●	Positive references from producers we’ve worked with including Dean Devlin (creator of Stargate and Independence Day) and actor/producer Elijah Wood of SpectreVision (producer of Mandy), as well as the teams at Fox Searchlight (a division of Disney), RLJ Entertainment, and Bleecker Street.

●	Demonstrated ability to monetize new IP via comic books, with over $125,000 in Kickstarter pre-sales for Girl with No Name, and over $150,000 in Kickstarter presales for Defiant.

●	Demonstrated ability to develop tools and technology (e.g., Film Scout, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.

●	Demonstrated value for studios, including a 2023 activation with Warner Brothers, Fathom Events and Lost Odyssey for the 20th anniversary theatrical re-release of The Lord of the Rings: The Return of the King and 2019 marketing partnership with Fox Searchlight (a division of Disney) to promote the film Tolkien.

●	Demonstrated ability to harness the “wisdom of the crowd” in selecting projects, with hundreds of thousands of votes cast on the Legion M FILM SCOUT app.

●	Demonstrated ability to “Open the Gates of Hollywood” for our shareholders, providing exclusives like red carpet premiere tickets, set visits, spots as extras, walk-on-rolls, online livestream Q&A with creators, lounges at Sundance Film Festival and Comic Cons, and special events like the Stan Lee Handprint Ceremony, Celebrating William Shatner party, 2019 Saturn Awards.

In the time we’ve been operating we have seen dramatic improvement in not only our access to opportunities, but also our ability to execute on them and our ability to negotiate favorable terms. For example, in the early days of the company we had to invest in projects in order to get a seat at the table. As we grew, we started to earn our seat at the table through sweat equity and “in-kind investments.” Today, we’ve gotten to the point where some projects allow us to get paid (in the form of producer’s fees) to sit at the table. As we grow, we hope these trends will continue.

Legion M Projects

Legion M classifies our projects to fall into one of three categories:

1.	“Active Projects” are projects that are in production or have already been released and are either generating revenue or have potential to generate revenue in the future.

2.	“Completed Projects” are Active Projects that have reached a point where we don’t expect them to generate significant additional revenue.

3.	“Development Projects” are projects in development that have yet to (and may not) secure a release.

Active Projects

Legion M defines “Active Projects” as projects that are either in production or have secured a release. Any revenue generated by an Active Project is included as Project Revenue during the appropriate reporting period. If an Active Project reaches a point where we don’t expect it to generate significant additional revenue, we consider it a “Completed Project.”

As of June 30, 2024, Legion M has the following publicly announced Active Projects:

MY DEAD FRIEND ZOE – Feature film starring Sonequa Martin Green, Natalie Morales, Morgan Freeman and Ed Harris. The film was produced by Legion M in partnership with Radiant Pictures and Recre8, with the rights held by MDFZ, LLC, a wholly owned subsidiary of Legion M. The film was financed via a combination of traditional Hollywood financing, and a Reg D and Reg CF offering to our community. The film premiered at SXSW in March of 2024 where it won the Audience Award for Spotlight Narrative. In June of 2024 it was announced that Briarcliff Entertainment had acquired the North American distribution rights and was planning a nationwide theatrical release in late 2024 or early 2025. As a producer of the film, Legion M earned fees from the production budget and has a “backend” stake in any profits the film generates (if applicable).

THE MAN IN THE WHITE VAN – Feature film directed by Warren Skeels starring Madison Wolfe, Sean Astin, Ali Larter, Brec Bassinger and Skai Jackson. The film premiered at the Newport Beach Film Festival in October 2023. In July of 2024 Legion M announced that Relativity Media had acquired North American Distribution rights and was planning a nationwide theatrical release in late 2024. The film was produced by Legion M and Garrison Film. Garrison Film provided the financing and owns the rights to the movie. Legion M received producer fees from the production budget and will receive a percentage of backend profits (if any).

WILLIAM SHATNER: YOU CAN CALL ME BILL – Feature-length documentary produced by Legion M in partnership with Exhibit A Pictures and William Shatner. The film was financed via a Legion M “Fan-First Financing” equity crowdfunding offering and premiered at SXSW in March 2023. Legion M owns the rights to the film, with potential to earn producer fees (which have been deferred until investors recoup their investment) and a percentage of backend profits (if any). The film had a theatrical release in March of 2024 that reached over 500 screens, and had a VOD (video-on-demand) release on April 26, 2024.

THIS IS NOT FINANCIAL ADVICE – Feature-length documentary produced by Optimist. The film premiered at the Tribecca Film Festival in June of 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film. The film had a VOD release in January of 2024.

NANDOR FODOR AND THE TALKING MONGOOSE – Feature film directed by Adam Sigal starring Simon Pegg, Minnie Driver, and Christopher Lloyd. The film released in September of 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film and has received some revenue for marketing the film.

ARCHENEMY – Feature film directed by Adam Egypt Mortimer starring Joe Manganiello, Zolee Griggs, and Skylan Brooks. The film was released by RLJ Entertainment in 2020. As executive producers and equity investors in the project, Legion M has potential to earn revenue based on the success of the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

MEMORY: THE ORIGINS OF ALIEN – Feature-length documentary directed by Alexandre O. Philippe. The film was released by Legion M and Screen Media in 2019. As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of revenue from all sources associated with the film, including theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, consumer products sales, etc. It’s worth noting that the film was released in 2019, which was the 40-year anniversary of Alien. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039. In addition, Legion M secured licenses from the Dan O’Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise and media tied to the film.

In July of 2024, the parent company of Screen Media (Chicken Soup for the Soul Entertainment) filed for chapter 11 bankruptcy. Legion M has filed a claim for current amounts due (which is estimated to be approximately $24K) and is attempting to work through the bankruptcy process to secure our claims to future revenue generated by the film. Until this matter is resolved, our ability to recoup amounts owed and receive future distribution revenue from this project is highly uncertain.

JAY AND SILENT BOB REBOOT – Feature film directed by Kevin Smith starring Kevin Smith and Jason Mews. The film was released by Saban Films in 2019. As an equity investor in the film, Legion M’s return is tied to the success of both the movie and Kevin Smith’s “Reboot Roadshow”. In addition, Legion M secured a Jay and Silent Bob Reboot merchandise license that has allowed us to produce a line of consumer products tied to the film.

MANDY -- Feature film directed by Panos Cosmatos starring Nicolas Cage, Andrea Riseborough, and Linus Roache. The film was released by RLJ Entertainment in 2018. As an equity investor in the film, Legion M’s return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for Mandy (as well as likeness rights for Nicolas Cage, making us one of the few companies in the world to offer officially licensed Nicolas Cage merchandise), and offers a robust array of consumer products including t-shirts, props, plush, Funko Pops and Cheddar Goblin brand macaroni and cheese.

THE FIELD GUIDE TO EVIL – Feature film anthology produced by Ant Timpson and Tim League. The film was released in 2018. As an equity investor in the film, Legion M has earned revenue based on the success of the film.

Completed Projects

Once an Active Project has reached a point where we don’t expect it to earn significant additional revenue, we consider it completed. As of June 30, 2024, Legion M has the following completed projects.

THE RETURN OF THE KING 20th ANNIVERSARY – In April of 2023, Legion M partnered with Fathom Events, Warner Bros, and Lost Odyssey for a 20th anniversary screening of The Lord of the Rings: The Return of the King. Legion M Legion M was responsible for contributing to the cost of getting the film into theaters, sourcing the “bonus content” (via Lost Odyssey) that played before the film, and marketing and promoting the release within the Legion M community and to the rest of the world. In exchange, Legion M received a percentage of all ticket sales. The release was very successful, and what was initially slated to be a single-night event in a few hundred theaters blossomed into showings over a full week at more than 1,000 theaters across the USA and Canada.

CELEBRATING WILLIAM SHATNER LIVE EVENTS – In July of 2022, Legion M hosted a day of live events at San Diego Comic Con featuring Legion M advisor William Shatner. The primary purpose of this event was to announce the fact we were making a documentary about Bill, and that we were planning to fund it via a future Fan-First Financing equity crowdfunding offering. Legion M generated ticket revenue through a combination of ticketed events that included a handprint ceremony at the Theaterbox in San Diego, multiple autograph signings, and a rooftop party.

SAVE YOURSELVES! – Feature film directed by Alex Huston Fischer and Eleanor Wilson starring Sunita Mann and John Paul Reynolds. It was released by Bleecker Street Media in 2020. As a release partner with Bleecker Street, Legion M’s return on this project was based on the success of the film in the first 2 years of release. In addition, we secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

THE LEFT RIGHT GAME – In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series “The Left Right Game” co-produced by and starring Tessa Thompson. Note that Legion M got involved with the podcast after the series had already been released and the rights to a television series (which are not included in our deal) had already been secured by Amazon Studios. Legion M made a small “in-kind” investment for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal and carry a line of products for “The Left Right Game” in the Legion M store.

TOLKIEN – In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film Tolkien, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.

EXCELSIOR! A CELEBRATION OF THE AMAZING, FANTASTIC, INCREDIBLE & UNCANNY LIFE OF STAN LEE – On January 30, 2019, Legion M partnered with Stan Lee’s POW! Entertainment, Kevin Smith’s Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018. Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hamill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee’s charity of choice, The Hero Initiative.  Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the Company, but to generate marketing and awareness of Legion M by “giving back” to Stan and the community of fans who loved him.

BAD SAMARITAN – In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc. for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan. The deal was structured as an “in-kind” investment, where Legion M promoted the film in exchange for a stake in the film’s P&A waterfall.

STAN LEE CELEBRATION – On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX followed by an afterparty in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized them with sales of sponsorships, tickets, and merchandise.

COLOSSAL -- In early 2017, we partnered with distribution company NEON for the theatrical release and marketing of the feature film Colossal starring Anne Hathaway and Jason Sudeikis. Legion M made a cash P&A investment in exchange for a return tied to box-office metrics.

Development Projects

In addition to the Active and Completed Projects listed above, Legion M also has many projects in Development. Development generally refers to the earliest stages of the content production cycle, when companies like Legion M invest time, money, and “sweat equity” to create, develop, package, and sell movies, TV series and other entertainment projects. The goal of development is typically to finance or sell a project so it can be produced.

Development is one of the most speculative stages in the entertainment business because the odds of success for any given project are very low. There are millions of scripts and ideas in Hollywood, and while only a very small percentage get made, the potential value of a successful project can be quite large. At one point, Game of Thrones was just a pitch, and shows like “American Idol” were nothing more than a glimmer in the eye of producers. Every project we develop is a risk we take in the hopes of launching a new movie, series, or franchise.

Legion M has successfully generated revenue from some of our development projects by selling merchandise, media, and experiences related to those projects. This revenue helps offset our development costs and can build buzz that may increase the odds of success for the project. Ultimately, the goal of all our development projects is to reach production – the revenue generated during the development phase is intended to reduce our costs and hopefully improve the project’s odds of success.

While many of Legion M’s development projects have not been announced, some of those that have been publicly announced and are still active include:

●	DEFIANT: THE TRUE STORY OF ROBERT SMALLS – Comic book and feature film project in partnership with Rob Edwards (The Princess and the Frog, Treasure Planet, Full House, The Fresh Prince of Bel-Air), Legion M advisor Bill Duke (Mandy, Predator, “Black Lightning”), Marvin ‘Krondon’ Jones III, and Michael Boulware Moore (Robert Smalls’ great-great-grandson).

●	“TOBOR: FAMILY DESTROYER” — Adult animated TV series in partnership with Eric Paperth and Tyler March of Tiny Little Cartoons.

●	DESTINATION FANTASTIC – Unscripted a travelogue show in partnership with Stefan Pokorny.

TRENDS

The following sections contain a discussion of some of our planned activities in the coming months. There’s no guarantee that we’ll follow this plan or be able to execute it successfully. As a startup, we’re constantly changing and evolving our plans as we react to current opportunities and market conditions.

Growing Our Community

We believe that the size of our community is the single most important factor in the company’s long-term chances of success. That’s because we believe the strength, power, and value of our company depends on the size and strength of our community. A Legion of 1 is worthless, but a Legion of 1,000,000 could be invaluable. We also believe that as our community grows, so will our access to high quality entertainment projects and our ability to market, support, and monetize them.

Round 9, which opened in October 2022 is Legion M’s largest round with over $5MM raised (as of September 2024) from 20,000+ investments made by over 17,000 investors. We are also working on (or have recently released) projects with a number of high-profile actors (including Morgan Freeman, Ed Harris, Sonequa Martin-Green, Natalie Morales, William Shatner, Sean Astin, Ali Larter, Brec Bassinger, etc.) that we believe can help us grow our community.

Fundraising

For the first time in Round 9, Legion M was able to reduce our minimum investment from $100 to just $40. We feel like this is an important step in making Legion M as accessible as possible and allowing us to grow our community. While this has resulted in Round 9 becoming the largest round in Legion M history, we believe this has also contributed to the reduction of the average investment amount from over $500 per investor in Round 8 to about $250 per investor in Round 9. Legion M is working to develop cost-effective ways of fundraising as well as looking for ways to reduce operating expenses and focusing on business models that are less capital intensive.

Increased focus on Film Production and Distribution

Legion M has now successfully produced and financed two films – William Shatner: You Can Call Me Bill and My Dead Friend Zoe – via a combination of equity crowdfunding and traditional Hollywood financing. In both of these cases, Legion M is also a producer and rightsholder of the film, which means we will recognize all the revenue from each project and participate via producer’s fees and backend profits (if any). We believe that film production is a powerful model for Legion M. It’s more capital efficient than investing in other people’s films, and we believe it has the potential to significantly increase our topline revenues. As such, we expect to focus more of our time and resources on projects using this model going forward.

Legion M is also increasing our focus on film distribution. We believe distribution is the stage in the film’s life cycle where the advantages of a Legion M have potential to be most impactful. After working with other distributors on the release of over a dozen films, Legion M is released William Shatner: You Can Call Me Bill to over 500 theaters in March of 2024.

Deemphasizing Development and Investing

Legion M has made a concerted effort to reduce the time and resources allocated to development stage projects. The entertainment industry is changing rapidly and we don’t believe development is the most effective use of our time, resources, and community. We are focused on deep development of a small handful of projects (e.g. Defiant: The Story of Robert Smalls) where we believe we can harness the power of our community to create a competitive advantage.

Further, we intend to deemphasize investments in other people’s projects. We believe this was a powerful model for the early stages of Legion M’s development and will continue to consider strategic opportunities, but going forward we expect it to be far less of a focus than it has in the past.

Reducing Operating Expenses

Legion M reduced its operating expenses during six months ended June 30, 2024, including reduction in sales and marketing expenses and general and administrative expenses. We intend to continue limiting expenses, including those related to development and non-revenue generating events.

Revenue

At this stage in the company’s development, we are focused on growing the size of our community and developing what we believe could become a significant long-term competitive advantage for the company. In addition, much of our revenue is project-based, which can be very “lumpy,” with big chunks that come in all at once combined with smaller streams that can steadily accumulate over time. As a result of these factors, we expect that our near-term revenue will continue to be volatile as we develop and grow our community and our business.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies.”

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2023. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2024, are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

Legion M Entertainment, Inc.

A Delaware Corporation

Consolidated Financial Statements

Unaudited

June 30, 2024 and December 31, 2023

Legion M Entertainment, Inc.

TABLE OF CONTENTS

Legion M Entertainment, Inc.
Consolidated Balance Sheets
As of June 30, 2024 (Unaudited) and December 31, 2023 (Audited)

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash	$312,320	$839,709
Subscriptions receivable in escrow	29,471	367,610
Accounts receivable	171,568	101,690
Other receivable	9,032	8,279
Inventory	160,208	127,711
Loan receivable	-	180,000
Prepaid expenses and other current assets	93,718	85,127
Total current assets	776,317	1,710,126
Property and equipment, net	2,662	4,046
Investments in productions, net	4,449,298	4,366,271
Total assets	$5,228,277	$6,080,443

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$101,041	$311,231
Deferred revenue	796,406	772,827
Accrued expenses	60,881	63,702
Total current liabilities	958,328	1,147,760
Future production obligations	4,620,029	4,620,029
Loan payable	149,900	149,900
Total liabilities	5,728,257	5,917,690

Stockholders’ equity:
Class A common stock, $0.0001 par, 170,000,000 authorized, 18,992,566 and 18,597,935 issued
and outstanding at June 30, 2024 and December 31, 2023 respectively	1,899	1,860
Class B common stock, $0.0001 par, 30,000,000 authorized, 16,492,620 issued and outstanding,
16,465,900 vested at both June 30, 2024 and December 31, 2023	1,649	1,649
Additional paid-in capital	20,734,587	20,216,722
Accumulated deficit	(21,238,115)	(20,057,477)
Total stockholders’ equity	(499,980)	162,754
Total liabilities and stockholders’ equity	$5,228,277	$6,080,443

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.
Unaudited Consolidated Statements of Operations
For the six months ended June 30, 2024 and 2023

	Six Months Ended
	June 30,
	2024	2023
Revenue	$684,115	$678,993
Cost of revenue	790,621	381,580
Gross profit (loss)	(106,506)	297,413

Operating expenses:
Compensation and benefits	428,722	547,272
Sales and marketing	332,680	735,556
Independent contractors	-	55,688
Legal and professional	115,254	57,717
Travel expenses	38,910	15,328
General and administrative	90,811	102,147
Depreciation	1,383	1,641
Investments in productions impairment	76,099	-
Total operating expenses	1,083,859	1,515,349
Loss from operations	(1,190,365)	(1,217,936)

Other income (expense):
Interest expense	(2,813)	(2,813)
Interest income	12,540	-
Total other income (expense), net	9,727	(2,813)
Net loss	$(1,180,638)	$(1,220,749)

Weighted average number of common shares outstanding - basic and diluted	35,191,293	34,040,061
Net loss per common share - basic and diluted	$(0.03)	$(0.04)

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Changes in Stockholders’ Equity (Deficit)
For the six months ended June 30, 2024 and 2023

	Common Stock				Additional		Total Stockholders’
	Class A		Class B		Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balances at December 31, 2022	17,169,132	$1,717	$16,492,620	$1,649	$18,310,145	$(17,244,182)	$1,069,329
Common stock issuances:
Class A ($1.65 issue)	619,535	62	-	-	1,022,171	-	1,022,233
Bonus Shares	58,398	6	-	-	96,351	-	96,357
Stock based compensation	-	-	-	-	83,086	-	83,086
Offering costs	-	-	-	-	(98,526)	-	(98,526)
Share bonuses	-	-	-	-	(209,592)	-	(209,592)
Net loss	-	-	-	-	-	(1,220,749)	(1,220,749)
Balances at June 30, 2023	17,847,065	$1,785	16,492,620	$1,649	$19,203,635	$(18,464,931)	$742,138

Balances at December 31, 2023	18,597,935	$1,860	16,492,620	$1,649	$20,216,722	$(20,057,477)	$162,754
Common stock issuances:
Class A ($1.65 issue)	352,562	35	-	-	581,692	-	581,727
Bonus Shares	42,069	4	-	-	69,410	-	69,414
Stock based compensation	-	-	-	-	46,774	-	46,774
Offering costs	-	-	-	-	(56,612)	-	(56,612)
Share bonuses	-	-	-	-	(123,399)	-	(123,399)
Net loss	-	-	-	-	-	(1,180,638)	(1,180,638)
Balances at June 30, 2024	18,992,566	$1,899	16,492,620	$1,649	$20,734,587	$(21,238,115)	$(499,980)

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Cash Flows
For the six months ended June 30, 2024 and 2023

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(1,180,638)	$(1,220,749)
Adjustments to reconcile net loss to net cash used in operating activities:
Investments in productions impairment	76,099	-
Production costs charged to cost of net revenues	91,496	39,167
Stock-based compensation	46,774	83,086
Depreciation	1,383	1,641
Investments in productions	(250,622)	(2,978,545)
Changes in operating assets and liabilities:
Accounts receivable	(69,878)	9,988
Other receivable	(753)	(23,162)
Inventory	(32,497)	(6,797)
Prepaid expenses and other current assets	(8,592)	(13,194)
Accounts payable	(210,188)	182,634
Deferred revenue	23,579	80,262
Accrued expenses	(2,821)	(28,750)
Net cash used in operating activities	(1,516,658)	(3,874,419)
Cash flows from investing activities:
Purchase of property and equipment	-	(2,925)
Loan repaid by productions	180,000	-
Net cash provided by (used in) investing activities	180,000	(2,925)
Cash flows from financing activities:
Proceeds from notes payable	-	1,500,000
Proceeds from William Shanter: You Can Call Me Bill investors	-	748,375
Proceeds from My Dead Fried Zoe investors	-	1,917,074
Proceeds from issuance of Class A common stock	865,881	1,157,246
Offering costs	(56,612)	(139,401)
Net cash provided by financing activities	809,269	5,183,294
Net change in cash	(527,389)	1,305,950
Cash at beginning of period	839,709	341,050
Cash at end of period	$312,320	$1,647,000

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Loan receivable applied to investments in production	$-	$-
Gift cards issued in stock offering recorded to deferred revenue	$54,135	$-

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2024

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company” or “Legion M”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company.  The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

MDFZ, LLC (“MDFZ”) is a limited liability company formed on April 28, 2023 under the laws of California. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled “My Dead Friend Zoe.” MDFZ is headquartered in Los Angeles, California and is a wholly-owned subsidiary of the parent, Legion M. The financial statements of Legion M and MDFZ are consolidated (see Note 3).

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that is in early growth phase and therefore has just started generating revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,180,638 and $1,220,749 for the for the periods ended June 30, 2024 and 2023, respectively. The Company has an accumulated deficit of $21,238,115 as of June 30, 2024. As of June 30, 2024, the Company has current liabilities that exceed current assets by $182,010. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. The Company has successfully raised more than $19,500,000 over nine rounds of funding (including Round 9, which is open as of September 2024), with an expectation to continue raising money in the future. No assurance can be given that the Company will be successful in these future fundraising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Legion M as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America (“GAAP”). Significant intercompany accounts and transactions have been eliminated upon consolidation. The Company’s MDFZ subsidiary (see Note 5) is included in the consolidated financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Stock Split

From December 27, 2021 through January 7, 2022 Legion M held a special stockholders’ meeting during which a 10-for-1 stock split was passed by the outstanding Class A Common Stock and Class B Common Stock.

On July 15, 2022, the Company effected a 10-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The amended and restated articles of incorporation increased the authorized stock from 100,000,000 shares (post stock split) of common stock with a par value of $0.0001 to 200,000,000 shares (post stock split) of common stock with a par value of $0.0001 with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include useful lives of and impairment valuations of property and equipment, impairment of inventory and investments in productions, deferred income tax assets, fair value of stock options and warrants and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash Equivalents

For the purpose of the consolidated statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. Amounts exceeded FDIC insured limits by $62,230 and $589,709 as of June 30, 2024 and December 31, 2023, respectively.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  As of June 30, 2024 and December 31, 2023, allowances of $0 and $0 for doubtful accounts were established, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity on the balance sheet.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe).

Inventory

Inventories are comprised of merchandise (t-shirts, collectibles, hats, etc.) that are used for marketing and/or for sale in the Legion M store (www.legionm.com/store). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of June 30, 2024 and December 31, 2023 were $160,208 and $127,711, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand. As a result of that review, the fair value of the inventory was not adjusted during the periods ended June 30, 2024 and 2023.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investee production and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after ten years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company’s financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, the Company reduced the expectations on certain projects. The fair value of the investments was reduced and $76,099 and $0 was recorded as an impairment loss on the consolidated statements of operations as an asset impairment during the six months ended June 30, 2024 and 2023, respectively.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost less accumulated depreciation. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No property and equipment were impaired as of June 30, 2024 and December 31, 2023. Property and equipment additions totaled $0 and $2,925 during the period ended June 30, 2024 and 2023, respectively. Depreciation expense totaled $1,383 and $1,641 for the periods ended June 30, 2024 and 2023, respectively.

	June 30, 2024	December 31, 2023
Original Cost	$58,769	$58,769
Accumulated Depreciation	(56,107)	(54,723)
Book Value	$2,662	$4,046

Loan Receivable

In 2023, the Company loaned $180,000 to a production, which was fully repaid and is no longer outstanding as of June 30, 2024.

Future Production Obligations

The Company records future production obligation liabilities for investments received for specific productions for which the investors do not receive ownership, but are entitled to a proportionate share of the project’s future revenues and profits as determined by the respective production waterfalls. The future production obligations are accounted for as long-term liabilities and are carried at the investment amounts. Such amount represents the outstanding obligation from future proceeds on such projects. Additional obligations may come due under those arrangements dependent upon the ultimate results of the underlying projects.

Emergency Relief

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program (“PPP”), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration (“SBA”), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in July 2022 for 30 years. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516. During the six months ended June 30, 2024 and 2023 the Company recognized $2,813 and $2,813 of interest expense related to this loan, respectively. The outstanding principal balance of the EIDL Loan was $149,900 as of June 30, 2024 and December 31, 2023.

Year	Principal Payments
2024	$-
2025	-
2026	-
2027	-
2028	-
Thereafter	149,900
$149,900

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $684,115 and $678,993 for the six months ended June 30, 2024 and 2023, respectively. The Company has recognized revenue from many different business models, including:

●	Consumer Products and Media

●	Finance/Production/Distribution

●	Release Partnerships

●	Events

Consumer Products and Media revenue was $03,189 and $142,176 for the six months ended June 30, 2024 and 2023 respectively. Finance/Production/Distribution revenue was $355,616 and $533,817 for the six months ended June 30, 2024 and 2023, respectively. Release Partnerships/Sponsorships revenue was $145,000 and $3,000 for the six months ended June 30, 2024 and 2023, respectively.

Event revenue was $90,310 and $0 for the six months ended June 30, 2024 and 2023, respectively.

Revenue from Consumer Products and Media and Events are recognized at a point in time when the merchandise is delivered or the Event has concluded. Revenue from Finance/Production/Distribution and Release Partnerships are recognized over time and may extend over multiple months or years.

Deferred Revenue

Deferred revenue is recorded for payments received that have not yet been earned. The Company may have deferred revenue related to Consumer Products and Media, Release Partnerships and Events. Deferred revenue was $796,406 and $772,827 as of June 30, 2024 and December 31, 2023, respectively. For both periods, these balances comprised primarily outstanding gift cards for Merchandise Sales attributable to investor rewards (see Note 6).

The Company records a provision for gift cards issued pursuant to its crowdfunding offerings. As of June 30, 2024 and December 31, 2023, deferred revenue included $624,198 and $573,481 in gift cards outstanding, respectively.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the consolidated balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet as of June 30, 2024 and December 31, 2023.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of June 30, 2024	As of December 31, 2023
Warrants	570,000	570,000
Options	4,375,630	4,375,630
Total dilutive securities	4,945,630	4,945,630

As all potentially dilutive securities are anti-dilutive as of June 30, 2024 and December 31, 2023, diluted net loss per share is the same as basic net loss per share for each year.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on the consolidated financial statements as Company’s customers are direct consumers and pay at the time of purchase. As of June 30, 2024 and December 31, 2023, the Company determined an allowance for expected credit loss of $0.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4. WILLIAM SHATNER: YOU CAN CALL ME BILL

The Company conducted a Regulation Crowdfunding offering and a concurrent Regulation D offering (the “Shatner Offering”) in the first quarter of 2023 in which it raised approximately $750,000 from the sale of securities called “Shatner Shares”. Holders of the Shatner Shares have the right to receive a portion of the Net Picture Revenue (as defined in waterfall below) generated by the documentary film William Shatner: You Can Call Me Bill (the “Picture”). The Shatner Offering was conducted through the William Shatner Documentary I (the “SPV”), a series of Wefunder SPV, LLC, a Delaware limited liability company (the “LLC”) and a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The SPV will use the funds received in this offering to purchase an equivalent amount of Shatner Shares, which it will hold on behalf of the investors in this offering. The SPV has no purpose other than to hold the Shatner Shares issued by the company and pass through the rights related to the Shatner. A portion of the funds raised were used to repay the Company for the amounts paid. The remainder of the funds are used to pay any costs incurred for and by the production and distribution of the film.

As of June 30, 2024 and December 31, 2023, the Company included $750,000 from the sale of Shatner Shares in future production obligations on the consolidated balance sheet.

Operative Waterfall

“Proceeds” is defined as all monies earned by exhibition, distribution and exploitation of the documentary, including ancillary income, merchandising income, and licensing of the same.

“Net Profits” is defined as all revenue received by Legion M Entertainment Inc. (or the CAMA) from the distribution of the film after standard 3rd party fees. For the purpose of clarity, “Net Profits” do not include “Legion M Retail Sales” or “Legion M Ticket Bundle” as described in the Regulation CF offering’s subscription agreement.

“Gross Picture Revenue” does not include revenue not generated directly by the Picture, including:

1)	Any revenue generated from music rights to Mr. Shatner’s songs used in the film.

2)	Any fees charged by Mr. Shatner for autographs, appearances, photos, meet and greets, etc., even when performed at screenings of, or events related to, the Picture.

3)	Any revenue earned by Legion M, Mr. Shatner, or Exhibit A from other projects other than the Picture.

Waterfall

1.) First, we expect sales representatives and/or distributor(s) to take fees, costs and expenses “off the top” prior to payment of proceeds to CAMA or Legion M. If self-distributed, these fees will be the first in line for recoupment in the waterfall, subject to good faith negotiation with all producers.

2.) Second, payment of any 3rd party sales commissions, expenses and fees, as well as legal fees, accounting fees, administrative fees (including anticipated future costs such as taxes and residuals) will be deducted (prior to any distributions to stakeholders).

3.) Third, 100% of revenue (if any) after step (2) will be distributed proportionally to owners of Shatner Shares until those investors have recouped 100% of their initial investment.

4.) Fourth, Net Profits remaining after step (3) will be split as follows:

a. 33% will be distributed to owners of Shatner Shares, pro rata and on a pari passu basis

b. 67% will be distributed to the producers of the film as follows:

i. Recoupment of deferrals:

a.	78.57% to Melis Productions Inc. until Mr. Shatner’s deferred fee of $550,000 is fully paid; and

b.	b. 21.43% to Legion M until Legion M’s deferred fee of $150,000 is fully paid; then

ii. After deferrals are fully recouped, Producers split net proceeds as follows:

a.	33% goes to Exhibit A Pictures

b.	33% goes to Melis Productions Inc.

c.	33% goes to Legion M

NOTE 5: MY DEAD FRIEND ZOE

MDFZ, LLC is a special purpose vehicle which was formed to produce a feature film currently entitled “My Dead Friend Zoe.” MDFZ raised $3,870,029 in financing (as described below), comprised of $777,075 from a Regulation D investment on WeFunder, $773,954 in Regulation CF investments on WeFunder and $2,259,000 through Regulation D under private investments. The Company incurred $108,047 in additional fees pertaining to the financings. As of June 30, 2024 and December 31, 2023, the Company had $3,870,029 in future production obligations on the consolidated balance sheet pertaining to MDFZ.

WeFunder investments and private investments through Reg D carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped as further described in the waterfall described below.

Backend Revenue shall derive from equity investor’s share of the “Equity Investor Backend” (defined as 50% of 100% of all available backend (defined as “Investor’s Net Profits” in the waterfall) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement for the picture. If debt lenders require a backend position for a reduction in debt costs, investor agree that such points shall come out of the Equity Investor Backend upon investor’s prior, written approval.

Operative Waterfall

All revenue derived from the exploitation of the “My Dead Friend Zoe”, and all ancillary rights thereof, in any and all media now known or hereafter devised, throughout the world, in perpetuity (“Collected Gross Receipts”) shall be paid to a collection account managed by an approved collection account manager (“CAM”) and distributed per a collection account management agreement (the “CAMA”) in the following manner and order:

1.	First, to the CAM in payment of the CAM company’s remuneration and the actual, verifiable CAM expenses as outlined in a CAM agreement, as applicable; and thereafter

2.	to fund the residuals set-aside; and thereafter

3.	towards the payment of additional union payments, if any; and thereafter

4.	to the sales agent for payment of the sales fee and sales expenses; and thereafter

5.	as a reserve to the production company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance; and thereafter

6.	if applicable, to debt investors in payment of any principle or interest due on any applicable loan against the picture, tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter

7.	if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and Producers (as applicable); and thereafter

8.	to the equity investors, including investor, on a pro rata, pari passu basis, in payment of the equity investments, including the investment amount, plus premiums thereon; and thereafter

9.	on a pro rata and pari passu basis, to the third-party talent deferments approved by Investor, if any; and thereafter

10.	to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits; and thereafter

11.	the remaining balance shall be considered “Net Profits” and shall be allocated on a pari passu as follows:

a.	50% shall be deemed Investor’s Net Profits and shall be paid to the investors and allocated on a pro rata, pari passu basis on the basis of their investment amount;

and

b.	50% shall be deemed producer’s net profits and shall be allocated on a pari passu basis.

In June 2023, MDFZ, LLC secured $1,500,000 in short term debt, which was fully repaid by October 2023. A total of $1,620,000 was repaid, including $120,000 in interest.

NOTE 6: STOCKHOLDERS’ EQUITY

The Company’s articles of incorporation, as amended and restated, authorize 200,000,000 shares common stock (post stock split) with a par value of $0.0001, and authorize the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of June 30, 2024 and December 31, 2023, 16,465,900 of these outstanding Class B Common Stock have vested. As of June 30, 2024 and December 31, 2023, the 26,720 unvested shares will either vest or expire by April 2026.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the period ended June 30, 2024.

For the rounds that were active as of June 30, 2024, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest. One of those rewards are bonus shares, which was granted to investors for free once their investment closes.

For the round that was active as of June 30, 2024, with a per share price of $1.65 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The Company issued 42,069 bonus shares related to this round during the six months ended June 30, 2024. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.48.

During the six months ended June 30, 2024, the Company issued 352,562 shares of Class A Common Stock pursuant to its crowdfunding offerings. The Company received partial proceeds disbursement of funds committed from these equity offerings during the six months ended June 30, 2024 of $581,727, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by StartEngine, the Company’s funding portal. At the end of each month, there is a balance of funds held by Start Engine for future distribution to the Company. The escrow balance as of June 30, 2024 and December 31, 2023 $29,471 and $367,610, respectively.

As of June 30, 2024 and December 31, 2023, the Company had 18,992,566 and 18,597,935 shares of Class A Common Stock and 16,492,620 and 16,492,620 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 7: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 2,539,600 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 5,000,000 options to purchase Class B Common Stock. As of June 30, 2024 and December 31, 2023, there were 3,163,970 and 3,208,970 options available for issuance, respectively.

As of June 30, 2024 and December 31, 2023, the Company had issued and outstanding 4,375,630 options to purchase Class B Common Stock under the Plan.

The following is a summary of option activity for the six months ended June 30, 2024:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2023	4,375,630	$0.72	$4,069,742
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding as of June 30, 2024	4,375,630	$0.72	$4,069,742

Exercisable as of June 30, 2024	4,113,798	$0.75	$3,702,418
Exercisable as of December 31, 2023	4,177,911	$0.75	$3,739,097

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant.

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $46,774 and $39,898 for the periods ended June 30, 2024 and 2023, respectively.

Unrecognized share-based compensation expense was $185,892 of June 30, 2024. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 15 months.

Warrants

There were no warrants issued during the period ended June 30, 2024.

As of June 30, 2024, there was $0 of unrecognized share-based compensation expense, with a weighted average duration to expiration of 51 months.

As of June 30, 2024 and December 31, 2023, there were 570,000 warrants outstanding with weighted average exercise price per share of $0.61, and 570,000 warrants vested with weighted average exercise price per share of $0.61, all respectively.

NOTE 8: COMMITMENTS AND CONTIGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Next Step Financing Offering

Legion M’s 9th Round of equity crowdfunding under the JOBS Act is scheduled to end on October 11, 2024. As of September 2024, the Company has raised over $5MM from more than 17,000 investors. The Company expects that many successive rounds of funding will be needed to achieve the Company’s long-term goals of uniting 1 million fans as shareholders of the company.

Management’s Evaluation

Management has evaluated subsequent events through September 27, 2024, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure

ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*

2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (September 28, 2018)*

2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (July 15, 2022)*

2.4	Amended and Restated Bylaws*

4.	Form of Subscription Agreement*

6.1	Employment Agreement (Paul Scanlan)*

6.2	Employment Agreement (Jeff Annison)*

6.3	Employment Agreement (Terri Lubaroff)*

6.4	2016 Equity Incentive Plan*

6.5	Financing Agreement for The Picture “You Can Call Me Bill” #

8.	Escrow Agent Agreement*+

#	Filed as an exhibit to the Legion M Entertainment Inc.’s Form 1-SA filed on September 28, 2023 (Commission File No. 24R-00089).
*	Filed as an exhibit to the Legion M Entertainment Inc.’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11966).
+	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legion M Entertainment, Inc.

By	/s/ Paul Scanlan
Paul Scanlan, CEO
Legion M Entertainment, Inc.
Date: September 27, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

September 27, 2024	By:	/s/ Paul Scanlan
Paul Scanlan
Co-Founder, Chief Executive Officer, Chief Financial Officer, Treasurer and Director

September 27, 2024	By:	/s/ Jeff Annison
Jeff Annison, Director